                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             V.I. Technologies, Inc.
                     -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     -------------------------------------
                         (Title of Class of Securities)

                                   917920 10 0
                     -------------------------------------
                                 (CUSIP Number)

                             Dr. Jeffrey R. Jay, MD
                            Great Point Partners, LLC
                           2 Pickwick Plaza, Suite 450
                               Greenwich, CT 06830

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 8, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917920 10 0                                                Page 2 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                      Great Point Partners, LLC
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A                           (a) [ ]
        MEMBER OF A GROUP                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                          Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL                          [ ]
        PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware, USA

--------------------------------------------------------------------------------
      NUMBER OF     7  SOLE VOTING POWER                                  0
      SHARES
                  --------------------------------------------------------------
    BENEFICIALLY    8  SHARED VOTING POWER                        7,022,932
    OWNED BY
                  --------------------------------------------------------------
        EACH        9  SOLE DISPOSITIVE POWER                             0
    REPORTING
                  --------------------------------------------------------------
       PERSON      10  SHARED DISPOSITIVE POWER                   7,022,932
        WITH

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY                             7,022,932
        OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN                      [ ]
        ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY                           16.7%*
        AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                  OO

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CUSIP No. 917920 10 0                                                Page 3 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                     Biomedical Value Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A                           (a) [ ]
        MEMBER OF A GROUP                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                          Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL                            [ ]
        PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware, U.S.A

--------------------------------------------------------------------------------
     NUMBER OF    7  SOLE VOTING POWER                            3,720,182
      SHARES
                 ---------------------------------------------------------------
    BENEFICIALLY  8  SHARED VOTING POWER                                  0
    OWNED BY
                 ---------------------------------------------------------------
        EACH      9  SOLE DISPOSITIVE POWER                       3,720,182
    REPORTING
                 ---------------------------------------------------------------
       PERSON    10  SHARED DISPOSITIVE POWER                             0
        WITH

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY                             3,720,182
        OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN                      [ ]
        ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY                           9.1%*
        AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                  PN

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CUSIP No. 917920 10 0                                                Page 4 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                            Biomedical Offshore
        S.S. OR I.R.S. IDENTIFICATION NO.                   Value Fund, Ltd.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A                           (a) [ ]
        MEMBER OF A GROUP                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                          Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL                          [ ]
        PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Cayman Islands

--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER                           3,302,750
      SHARES
                  --------------------------------------------------------------
    BENEFICIALLY   8  SHARED VOTING POWER                                 0
    OWNED BY
                  --------------------------------------------------------------
        EACH       9  SOLE DISPOSITIVE POWER                      3,302,750
   REPORTING
                  --------------------------------------------------------------
       PERSON     10  SHARED DISPOSITIVE POWER                            0
        WITH

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON                            3,302,750

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN                      [ ]
        ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY                           8.1%*
        AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                  CO

CUSIP No. 917920 10 0                                                Page 5 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        Dr. Jeffrey R. Jay, M.D.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A                           (a) [ ]
        MEMBER OF A GROUP                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                          Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL                          [ ]
        PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER                           90,625
      SHARES
                  --------------------------------------------------------------
    BENEFICIALLY   8  SHARED VOTING POWER                         7,022,932
    OWNED BY
                  --------------------------------------------------------------
        EACH       9  SOLE DISPOSITIVE POWER                      90,625
    REPORTING
                  --------------------------------------------------------------
       PERSON     10  SHARED DISPOSITIVE POWER                    7,022,932
        WITH

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY                             7,113,557
        OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN                      [ ]
        ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY                           16.9%*
        AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                  IN

* The calculation of the foregoing percentages is based on 39,506,529 shares of Common Stock outstanding as of June 30, 2005, as reported in the Issuer's Form PRE 14A filed with the Securities and Exchange Commission on June 30, 2005.

CUSIP No. 917920 10 0                                                Page 6 of 8

                               AMENDMENT NO. 1 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                           GREAT POINT PARTNERS, LLC.

      This Amendment No. 1 amends and supplements Item 5 of the Schedule 13D, dated March 11, 2005 (the "Schedule 13D") filed by Great Point Partners, LLC ("Great Point"), Biomedical Value Fund, L.P. ("BMVF"), Biomedical Offshore Value Fund, Ltd. ("BOVF") and Dr. Jeffrey R. Jay, M.D. ("Dr. Jay") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of V.I. Technologies, Inc. (the "Issuer").

      Item 5 "Interest in Securities of the Issuer" of the Schedule 13D is hereby amended to add the following information:

      Item 5. Interest in Securities of the Issuer.

      (a) and (b)

      As a result of sales conducted on July 8, 2005 and July 12, 2005, BMVF is now the beneficial owner of 3,720,182 shares of Common Stock, consisting of 2,332,884 shares of Common Stock and warrants to purchase 1,387,298 shares of Common Stock. Such shares, in the aggregate, represent 9.1% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF or Dr. Jay.

      As a result of sales conducted on July 8, 2005 and July 12, 2005, BOVF is now the beneficial owner of 3,302,750 shares of Common Stock, consisting of 2,045,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. Such shares, in the aggregate, represent 8.1% of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

      Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Thus, as a result of the July 8, 2005 and July 12, 2005 sales described above, Great Point may now be deemed to be the beneficial owner of 7,022,932 shares of Common Stock, consisting of 4,377,884 shares of Common Stock and warrants to purchase 2,645,048 shares of Common Stock. Such shares, in the aggregate, represent 16.7% of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point disclaims beneficial ownership of any securities owned by Dr. Jay

      Dr. Jay beneficially owns 90,625 shares of Common Stock, consisting of 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. In addition, Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Therefore, as a result of the July 8, 2005 and July 12, 2005 sales described above, Dr. Jay may now be deemed to be the beneficial owner of 7,113,557 shares of Common Stock, consisting of an aggregate amount of 4,440,384 shares of Common Stock and warrants to

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CUSIP No. 917920 10 0                                                Page 7 of 8

purchase 2,673,173 shares of Common Stock. Such shares, in the aggregate, represent 16.9% of Common Stock outstanding, computed in accordance with Rule 13d-3.

      Notwithstanding the above, Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Amendment No. 1 to the Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.

      (c) The tables below set forth information with respect to all sales of Common Stock by each of BMVF and BOVF during the last 60 days. All of such sales were executed through broker's transactions on NASDAQ.

           BMVF:

TRANSACTION DATE             NUMBER OF SHARES              PRICE PER SHARE
----------------             ----------------              ---------------
July 8, 2005                 600,000                        $         5.25
July 12, 2005                300,000                        $         5.50

           BOVF:

TRANSACTION DATE             NUMBER OF SHARES            PRICE PER SHARE
----------------             ----------------            ---------------
July 8, 2005                 600,000                      $     5.25
July 12, 2005                300,000                      $     5.50

      Item 7. Materials to be Filed as Exhibits

      Exhibit E:    Joint Filing Agreement among Great Point, BMVF, BOVF and
                    Dr. Jay, dated July 13, 2005.

      Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any further modification.

CUSIP No. 917920 10 0                                                Page 8 of 8

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  July 13, 2005

                               GREAT POINT PARTNERS, LLC

                                    /s/ Dr. Jeffrey R. Jay, M.D.
                               -------------------------------------
                               By Dr. Jeffrey R. Jay, M.D., as
                               senior managing member

                               BIOMEDICAL VALUE FUND, L.P.

                                    /s/ Dr. Jeffrey R. Jay, M.D.
                               -----------------------------------
                               By Great Point Partners, LLC, as investment
                                  manager,
                               By Dr. Jeffrey R. Jay as senior managing member

                               BIOMEDICAL OFFSHORE VALUE FUND, Ltd.

                                    /s/  Dr. Jeffrey R. Jay, M.D.
                               -----------------------------------
                               By Great Point Partners, LLC, as investment
                                  manager,
                               By Dr. Jeffrey R. Jay, M.D., as senior managing
                                  member

                               DR. JEFFREY R. JAY, M.D.

                                    /s/  Dr. Jeffrey R. Jay, M.D.
                               -----------------------------------